EXHIBIT 99.1

Battery Metals Royalties to Acquire 45% Interest in

 Mongolian Coal Assets from Silver Elephant Mining For

$6.3 Million

Vancouver, British Columbia, April 4, 2022 – Silver Elephant Mining Corp. (“Silver Elephant”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) and Battery Metals Royalties Corp. (“Battery”) announce that they have entered into a binding letter of intent (the ”LOI”) pursuant to which Battery proposes to acquire a 45% equity interest of Silver Elephant’s wholly owned Mega Thermal Coal Corp. (formerly Asia Mining Inc.) (“Mega Coal”), which owns and operates the Ulaan Ovoo and Chandgana thermal coal mines in Mongolia through Mega Coal’s wholly-owned Mongolian subsidiaries.

The proposed transaction (“Transaction”) is a positive step to transform Silver Elephant to a pure silver mining and exploration company by monetizing non-core assets; and includes the following key terms:

(a)	Silver Elephant shall transfer a 45% equity interest in Mega Coal to Battery;

(b)

Mega Coal and Battery will revise the terms of a net smelter royalty agreement dated August 25, 2021, as amended, between Mega Coal and Battery from US$2 per tonne of coal to 3% of gross coal sales with a minimum royalty of US$3 per tonne of coal;

(c)

Silver Elephant and Battery will revise the terms of a net smelter royalty agreement dated August 25, 2021, as amended, between Silver Elephant’s Bolivian subsidiaries and Battery to remove the threshold price as a condition for royalty payments; and

(d)

Silver Elephant will transfer to Mega Coal: (i) 9,000,000 Battery Shares; and (ii) 1,000,000 common shares of Flying Nickel Mining Corp. (“Flying Nickel Shares”), currently held by Silver Elephant, immediately prior to completion of the Transaction.

in exchange Battery will:

(a)	issue 15,000,000 common shares of Battery (“Battery Shares”) to Silver Elephant;

(b)	transfer 3,000,000 Flying Nickel Shares currently held by Battery to Silver Elephant; and

(c)	under certain circumstances, pay Silver Elephant an additional Penalty (as defined below).

The total consideration is $6.3 million based on a deemed value of $0.30 per Battery Share and $0.60 per Flying Nickel Share;

In connection with the Transaction, it is expected that:

a)	Silver Elephant will distribute the remaining 55% equity interest in Mega Coal to Silver Elephant shareholders;

b)

Battery will change its name to Oracle Commodity Holdings Corp. and complete an equity private placement offering (“Financing”) of up to 7,000,000 units of Battery (“Units”) at a price per Unit of $0.30 for aggregate gross proceeds of up to $2,100,000. Each Unit will consist of one Battery Share and one Battery Share purchase warrant (a “Warrant”). Each Warrant shall entitle the holder thereof to purchase one additional Battery Share at a price of $0.35 at any time on or before the 36 months anniversary of the date of issuance of the Warrants; and

c)

Battery will subsequently seek to complete a listing of the Battery Shares on either the TSX Venture Exchange or the Canadian Securities Exchange (the “Listing”). In the event the Listing is not completed prior to July 15, 2022, Battery agrees that it shall issue to Silver Elephant an additional 1,000,000 Battery Shares in connection with closing of the Transaction (“Closing”) (the “Penalty”). For avoidance of doubt, the Penalty is only applicable subject to Closing and shall result in an aggregate of 16,000,000 Battery issued to Silver Elephant.

Silver Elephant and Battery believe the Transaction, among other things, will:

1.

add current assets of Flying Nickel Shares and Battery Shares to Silver Elephant, and enable Silver Elephant to further participate in the upside from Battery’s nickel, vanadium, and coal royalty and equity holdings;

2.	expand Battery’s equity portfolio, and enhance Battery’s investment appeal to facilitate its Financing and Listing;

3.	provide Silver Elephant shareholders direct participation in thermal coal by receiving Mega Coal shares; and

4.

provide Mega Coal with additional current assets and a broadened shareholder base to prepare for a potential Canadian public listing and fundraising to ramp up its coal production, given current Newcastle thermal coal benchmark price is $255/tonne.

Pursuant to the LOI, the parties shall use commercially reasonable best efforts to enter into a Definitive Agreement in respect of the Transaction on or before April 22, 2022. The expected Closing is July 15, 2022, subject to the satisfaction of all closing conditions. The LOI also includes a termination fee of $1,500,000, payable by the terminating party in certain conditions. After careful consideration, the independent directors of each of Silver Elephant and Battery have determined the Transaction to be in the best interests of their respective company.

It is currently contemplated that the Transaction will be completed by way of a statutory plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”), which will require the approval of the Supreme Court of British Columbia. The final structure of the Transaction will be subject to the receipt of tax, corporate, securities and other advice from the parties’ advisors.

Currently, Silver Elephant owns 31,730,110 common shares of Battery, representing 39.7% of the issued and outstanding common shares of Battery. Upon Closing, Silver Elephant is expected to hold approximately 37,730,110 Battery Shares if no Penalty is applied or 38,730,110 if the Penalty is applied, which is expected to represent approximately 39.7% of the issued and outstanding Battery Shares if no Penalty is applied or approximately 40.3% of the issued and outstanding Battery Shares if the Penalty is applied, in each case without accounting for any additional Battery Shares that may be issued following the date hereof in connection with the Financing, the Listing or otherwise. In addition, upon Closing, Mega Coal is expected to hold 9,000,000 Battery Shares representing 9.5% of the issued and outstanding Battery Shares if no Penalty is applied or 9.4% of the issued and outstanding Battery Shares if the Penalty is applied, in each case without accounting for any additional Battery Shares that may be issued following the date hereof in connection with the Financing, the Listing or otherwise.

2

The Transaction is a ‘related party’ transaction in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). For Silver Elephant, the Transaction is exempt from the valuation requirements by application of section 5.5(a) of MI 61-101. Further information regarding minority shareholder approval requirements and other disclosure requirements under MI 61-101 will be provided in a subsequent news release.

Closing of the Transaction will be subject to such corporate and/or regulatory approvals as may be required, including the approval of the Toronto Stock Exchange (the “TSX”), and such other requirements as may be applicable under applicable laws and the policies of the TSX, including, if applicable, approval of the shareholders of Silver Elephant and/or Battery.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the company in that he is employed by it. Mr. Oosterman is a qualified person as defined by the guidelines in NI 43-101.

About Mega Thermal Coal

Mega Thermal Coal owns and operates the following Mongolia projects:

Ulaan Ovoo: contains a measured 174.5 million tonnes and indicated 34.3 million tonnes of thermal coal with an average GCV of over 5,000 kcal/kg (as cited in Technical Report by Wardrop Engineering, December 13, 2010, available on SEDAR). Ulaan Ovoo has seen limited production between 2019 to 2022.

Chandgana Khavtgai: contains a measured and indicated 1.05 billion tonnes of thermal coal with an average GCV of 3,636 kcal/kg (as reported by Kravits Geological Services LLC, September 28, 2010, available on SEDAR).

Chandgana Tal: contains a measured 124.4 million tonnes of thermal coal with an average GCV of 3,306 kcal/kg (as reported by John T. Boyd Company, February 2014, available on SEDAR).

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company which also owns 39% of Battery Metals Royalties Corp. Silver Elephant’s flagship Pulacayo project received over 94,000 meters of drilling since the late 1990’s with an indicated mineral resource of 106.7 million oz of silver, 1,385 million pounds of zinc, and 694 million pounds of lead, and an inferred mineral resource of 13.1 million oz of silver, 123 million pounds of zinc and 62 million pounds of lead (prepared by Mercator Geological Services Ltd, details provided in the Company’s news release dated October 13, 2020).

To find out more about Silver Elephant, visit www.silverelef.com.

About Battery Metals

Battery Metals Royalties Corp. is an investment company, spun-out from Silver Elephant Mining Corp. Battery’s core assets include: (1) Certain royalties on silver, nickel, vanadium, and coal projects; and (2) 22,953,991 common shares (37% ownership) of Flying Nickel Mining Corp. (TSX: FLYN) and 22,953,991 common shares (46% ownership) of Nevada Vanadium Mining Corp.

To find out more about Battery Metals, visit www.royalbatt.com.

3

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

Greg Hall

Director

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

info@silverelef.com

BATTERY METALS ROYALTIES CORP.

ON BEHALF OF THE BOARD

Anthony Garson

Director

For more information about Battery, please contact Investor Relations:

+1.604.569.3661 ext. 101

info@royalbatt.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

4

Cautionary Note Regarding Forward-Looking Statements and Reader Advisory

Certain statements contained in this news release, including, but not limited to, statements with respect to the Transaction, the completion of the Transaction, the receipt of all necessary regulatory, shareholder and other approvals as may be required pursuant to applicable laws and stock exchange policies, the satisfaction of all closing conditions to the Transaction, the terms and conditions of the Transaction, among other things, and statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding the Transaction, future growth of Battery and Mega Coal, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements. Each of Silver Elephant and Battery believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable based on information available to it, but no assurance can be given that these expectations will prove to be correct. In addition, although each of Silver Elephant and Battery has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. None of Mega Coal, Battery or Silver Elephant undertakes any obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

Not for dissemination in the United States or for distribution to U.S. newswire services. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, a person in the United States or a U.S. person (as defined in Regulation S under the U.S. Securities Act) absent registration under the U.S. Securities Act and any applicable state securities laws, or compliance with an exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Investors are cautioned that, none of the securities of Mega Coal or Battery are currently traded on any stock exchange or market and there is no guarantee that the securities of Mega Coal or Battery will ever be listed for trading, and accordingly, securityholders may not be able to sell their securities through the facilities of any stock exchange or market at any time. This means that the securities of Mega Coal and Battery may be difficult to trade or sell. Even if any listing is achieved, trading in the securities of Mega Coal and Battery should be considered highly speculative and investors should only invest if they are ready to lose all of their investment.

There is no guarantee that the Transaction will be completed or even if any completed, will be on the terms currently contemplated herein. The parties to the LOI may amend the terms of the Transaction at any time.

5